UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MusclePharm Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

627335201

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Fund Series Fund MP-18, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201	13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Fund Series Fund MP-18, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,927,677
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,927,677
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 627335201	13D	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerop Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.94%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Beneficial ownership attributable to Reporting Person’s interest in Series A of White Winston Select Asset Fund Series Fund MP-18, LLC

CUSIP No. 627335201	13D	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard P. Wessell III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Beneficial ownership attributable to Reporting Person’s interest in Series A of White Winston Select Asset Fund Series Fund MP-18, LLC

CUSIP No. 627335201	13D	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 627335201	13D	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Mahoney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CT

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,927,677
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,927,677

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 627335201	13D	Page 10 of 16 Pages

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 (the “Common Stock”), issued by MusclePharm Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4400 Vanowen St., Burbank, CA, 91505.

With respect to the Amerop Reporting Persons (as defined below), this statement constitutes an amendment of the Schedule 13D filed with the SEC on October 18, 2017, as amended by Amendment No. 1 on October 27, 2017, and such statements on Schedule 13D are incorporated by reference herein. The Amerop Reporting Persons have determined to file future amendments to their previously filed statements on Schedule 13D jointly with the other Reporting Persons.

Item 2.	Identity and Background.

The persons filing this statement (together, the “Reporting Persons”) are: White Winston Select Asset Fund Series Fund MP-18, LLC, a Delaware limited liability company (the “Fund”) that has established series; Amerop Holdings, Inc., a Delaware corporation (“Amerop”) and a member of Series A of the Fund; Leonard P. Wessell III, the sole executive officer, director, and stockholder of Amerop (“Wessel” and, together with Amerop, the “Amerop Reporting Persons”); White Winston Select Asset Funds, LLC, a Delaware limited liability company and a member of Series A and Series B of the Fund and the manager of Series A and Series B of the Fund (the “Manager”); and Todd M. Enright, Mark Blundell, Donald Feagan and Robert Mahoney, the managers of the Manager (the “Partners” and together with the Manager, the “White Winston Reporting Persons”). The address of the principal business and of the principal office of the Amerop Reporting Persons is 1800 Broadway, Suite 100, Boulder, CO 80302. The address of the principal business and of the principal office of the White Winston Reporting Persons is 265 Franklin St., Suite 1702, Boston, MA 02110.

The Reporting Persons are primarily engaged in the business of investing in securities. Amerop is a member of Series A of the Fund, the Manager is a member and the sole manager of Series A and Series B of the Fund, and the Partners are the sole members and the sole managers of the Manager.

None of the Reporting Persons, nor any director, manager or executive officer of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, United States federal or state securities laws or a finding of any violation with respect to such laws.

Information in this statement with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Item 3.	Source or Amount of Funds or Other Consideration.

On June 22, 2018, (i) the Manager purchased 747,942 shares of Common Stock from Amerop for an aggregate purchase price of $747,942.00; (ii) the Manager contributed to Series B of the Fund, in consideration for membership interests of Series B, (a) the 747,942 shares of Common Stock acquired from Amerop, together with (b) 715,896 shares of Common Stock purchased by the Manager on the open market between January and March 2018 using funds from the Manager’s working capital; and (iii) Amerop contributed to Series A of the Fund 1,463,839 shares of Common Stock held by it in consideration for membership interests of Series A. The transactions described above in clauses (i) through (iii) are collectively referred to as the 2018 Acquisition Transactions.

In the future, each of the Reporting Persons may acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer or its affiliates in the open market or otherwise using funds from working capital, including, with respect to the Fund, funds obtained through a private offering of the Fund’s units of membership interest (or any series thereof) to one or more “accredited investors” pursuant to Rule 506(b) of Regulation D promulgated under the Securities Act of 1933, as amended.

Item 4.	Purpose of Transaction.

The information in Item 3 is hereby incorporated by reference herein.

The Reporting Persons are concerned with the governance, management, operations, and financing of the Issuer and intend to engage in discussions with the Board of Directors of the Issuer, other investors (or potential investors) in the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and others regarding alternatives to address the Reporting Persons’ concerns. Further, the Reporting Persons intend to review their investment in the Issuer on a regular basis in light of, among other factors, changes in market prices of the Issuer’s securities and developments in the Issuer’s operations,

CUSIP No. 627335201	13D	Page 11 of 16 Pages

business strategy, and prospects. In the course of such discussions, or in relation to or as a consequence of such discussions or such review, the Reporting Persons may explore, consider, or propose solutions to the Issuer’s challenges or other steps that may directly or indirectly relate to or result in (i) the acquisition by the Reporting Persons or other persons of additional securities of the Issuer or the disposition by the Reporting Persons or other persons of securities of the Issuer; (ii) an extraordinary transaction involving the Issuer, such as a sale, recapitalization, or reorganization of the Issuer; (iii) sales or transfers of material amounts of the Issuer’s assets; (iv) changes in the composition of the Issuer’s Board of Directors or the Issuer’s management team; (v) material changes in the Issuer’s capital structure; or (vi) other potentially material changes in the Issuer’s business, operations, listing or registration status, or capital structure.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other Securities of the Issuer or its affiliates in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transaction with respect to the Securities.

Item 5.	Interest in Securities of the Issuer.

The Amerop Reporting Persons may be deemed to beneficially own, in the aggregate 1,463,839 shares of Common Stock (including options to purchase Shares), representing approximately 9.94% of the Issuer’s outstanding capital stock based upon the 14,731,667 shares of the Issuer’s Common Stock stated to be outstanding as of May 1, 2018, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on May 15, 2018.

The White Winston Reporting Persons may be deemed to beneficially own, in the aggregate 2,927,677 shares of Common Stock (including options to purchase Shares), representing approximately 19.87% of the Issuer’s outstanding capital stock based upon the 14,731,667 shares of the Issuer’s Common Stock stated to be outstanding as of May 1, 2018, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on May 15, 2018.

The Manager, Amerop, and the Partners disclaim beneficial ownership of the Shares for all other purposes. Each of the Amerop Reporting Persons disclaims beneficial ownership of Shares reported herein as beneficially owned by the White Winston Reporting Persons.

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Amerop, as seller, and Manager, as purchaser	6/22/18	747,942	$1 [1	]
Amerop, as contributor, and Series A, as contributee	6/22/18	1,463,839	[2	]
Manager, as contributor, and Series B, as contributee	6/22/18	1,463,838	[3	]

[1] Shares acquired from Amerop by the Manager for the benefit and in the name of White Winston Select Asset Funds, LLC.

[2] Shares contributed to Series A of the Fund by Amerop in consideration for membership interests of Series A.

[3] Shares contributed to Series B of the Fund by the Manager in consideration for membership interests of Series B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Concurrent with the consummation of the 2018 Acquisition Transactions, the Fund, the Manager, and Amerop entered into (i) a Limited Liability Company Agreement and a Separate Series Agreement (Series A) pursuant to which Amerop agreed to contribute Shares to Series A and (ii) an Investor Rights Agreement pursuant to which the Manager and Amerop agreed, among other things, not to acquire any further interest in the Issuer without first giving the Fund the opportunity to participate in the transaction, subject to the terms set forth therein.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 627335201	13D	Page 12 of 16 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B – Investor Rights Agreement

CUSIP No. 627335201	13D	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC

By: White Winston Select Asset Funds, LLC Title: Manager

By: /s/ Todd M. Enright Todd M. Enright
Partner

June 29, 2018

AMEROP HOLDINGS, INC.

By: /s/ Leonard P. Wessell III Leonard P. Wessell III
President

June 29, 2018

WHITE WINSTON SELECT ASSET FUNDS, LLC

By: /s/ Todd M. Enright Todd M. Enright
Partner

June 29, 2018

Leonard P. Wessell III

/s/ Leonard P. Wessell III

June 29, 2018

Todd M. Enright

/s/ Todd M. Enright

June 29, 2018

Mark Blundell

/s/ Mark Blundell

June 29, 2018

CUSIP No. 627335201	13D	Page 14 of 16 Pages

Donald Feagan

/s/ Donald Feagan

June 29, 2018

Robert Mahoney

/s/ Robert Mahoney

June 29, 2018

Exhibit A

Joint Filing Agreement

The undersigned agree to jointly file a Schedule 13D relating to their beneficial ownership of the Common Stock of MusclePharm Corporation.

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC

By: White Winston Select Asset Funds, LLC
Title: Manager

By: /s/ Todd M. Enright
Todd M. Enright
Partner

June 29, 2018

AMEROP HOLDINGS, INC.

By: /s/ Leonard P. Wessell III
Leonard P. Wessell III
President

June 29, 2018

WHITE WINSTON SELECT ASSET FUNDS, LLC

By: /s/ Todd M. Enright
Todd M. Enright
Partner

June 29, 2018

Leonard P. Wessell III

/s/ Leonard P. Wessell III

June 29, 2018

Todd M. Enright

/s/ Todd M. Enright

June 29, 2018

Mark Blundell

/s/ Mark Blundell

June 29, 2018

CUSIP No. 627335201	13D	Page 16 of 16 Pages

Donald Feagan

/s/ Donald Feagan

June 29, 2018

Robert Mahoney

/s/ Robert Mahoney

June 29, 2018

Exhibit B

Execution Copy

INVESTOR RIGHTS AGREEMENT

among

WHITE WINSTON SELECT ASSET FUNDS, LLC,

AMEROP HOLDINGS, INC.,

and

WHITE WINSTON SELECT ASSET FUND SERIES MP-18, LLC

Dated as of June 22, 2018

- i -

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (the “Agreement”) is by and among WHITE WINSTON SELECT ASSET FUNDS, LLC (“WW”), AMEROP HOLDINGS, INC., a Delaware corporation (“AHI,” and together with WW, the “Investors”) , and WHITE WINSTON SELECT ASSET FUND SERIES MP-18, LLC, a Delaware limited liability company (the “LLC”, and together with the Investors collectively referred to as the “Parties” or individually referred to as a “Party”).

Background

1.    AHI has made a capital contribution to Series A of shares of capital stock of MusclePharm Corporation, a Nevada corporation (the “Portfolio Company”). Pursuant to the Limited Liability Company Agreement of the LLC, dated as of the date hereof (the “LLC Agreement”) and the Separate Series Agreement: Series A, dated as of the date hereof (the “Series A Agreement”), the Investors are entitled to receive distributions expected to be derived from appreciation in value of the assets of Series A. (The Investors’ interests in Series A issued under the LLC Agreement and the Series A Agreement are hereinafter referred to as the “Series A Interests”).

2.    The Parties have determined to afford the LLC (for allocation to a Series, as set forth herein) an opportunity to purchase additional equity securities or financial interests of the Portfolio Company prior to additional purchases of such equity securities or financial interests by AHI or its Affiliates (as defined below) or by WW or its Affiliates on the terms set forth below.

3.    In addition, to facilitate an equitable sharing of administrative and other costs by the Investors with respect to their Series A Interests and other investments made by a Series or WW or its Affiliates in the Portfolio Company’s equity securities and financial interests, the Parties have agreed to provide for the apportionment of such costs as set forth below.

4.    The Parties have further agreed upon other restrictions as to the manner in which WW and its Affiliates deal with equity securities of the Portfolio Company, as set forth below.

5.    Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the LLC Agreement.

N O W, T H E R E F O R E ,

In consideration of the foregoing and the mutual covenants and agreements herein set forth, the parties hereby agree as follows:

ARTICLE 1

AHI Acquisition and Investment Restrictions

Section 1.1.    Restrictions on AHI Acquisition of Interests in the Portfolio Company. Except as otherwise provided in Section 1.2, neither AHI nor its Affiliates, as defined below, may acquire or otherwise invest in any Corporation Financial Interest, as defined below, whether voluntarily or involuntarily transferred, by operation of law or otherwise. For purposes of this Agreement, the term “Affiliate” shall have the same meaning as is set forth in 17 CFR Section 230.405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). For purposes of this Agreement, a “Corporation Financial Interest” means: (a) any note, share of capital stock, equity or debt security or other interest or instrument issued by the Portfolio Company that would constitute a security under the

Securities Act or any applicable state securities law (collectively a “Security”); (b) any option, warrant, or conversion privilege, or other right to acquire a Security; (c) any stock appreciation right, phantom interest, derivative or any other interest or investment issued by the Portfolio Company and valued by reference to a Security or the value of the Portfolio Company; (d) any indebtedness or instrument of indebtedness of the Portfolio Company; and (e) any other interest in or right to participate in a transaction that involves a financing or financial accommodation extended to the Portfolio Company (a “Financing”).

Section 1.2.    AHI Acquisitions or Investments.

(a)	From and after the date of this Agreement, prior to any direct or indirect acquisition of any Corporation Financial Interest by AHI or any of its Affiliates, AHI shall give notice to the Manager of the following information with respect to the proposed acquisition (the “Proposed Acquisition Notice”): (i) a description of all material terms of the proposed acquisition and the number of shares or other amount of interest proposed to be purchased (the “Covered Shares”); (ii) the terms and conditions of the Covered Shares (e.g., class of stock, other material terms thereof); (iii) the estimated purchase price of the Covered Shares; (iv) the identity of the seller or sellers of the Covered Shares; (v) in respect of any indebtedness or instrument of indebtedness of the Portfolio Company or any Financing, the material terms and conditions thereof and the material terms and conditions of the interest to be acquired therein; and (vi) any other terms and conditions that a reasonable purchaser would deem material in connection with a proposed acquisition of or investment in a Corporation Financial Interest.

(b)	The Manager will have ten (10) business days after the date of the Proposed Acquisition Notice from AHI within which it may provide written notice (the “Acceptance Notice”) that it elects to have a newly established Series acquire all or any portion of the Corporation Financial Interest (the Corporation Financial Interest to be purchased pursuant to the Acceptance Notice is hereinafter referred to as the “Purchase Interest”). The Manager may, by written notice to AHI within such period of ten (10) business days, decline, on behalf of such new Series, to participate in such proposed acquisition by AHI or its Affiliates; provided, however, that, if the Manager fails to deliver an Acceptance Notice to AHI within such period of ten (10) business days, the Manager will be deemed to have declined, on behalf of the Company and each Series, to participate in the proposed acquisition by AHI or its Affiliates. AHI and its Affiliates shall have six (6) months from the end of such period of ten (10) business days to consummate the acquisition referenced in the Proposed Acquisition Notice. Any Corporation Financial Interest referenced in the Proposed Acquisition Notice that is not acquired within such period of six (6) months shall continue to be subject to the restrictions in this Agreement. The provisions of this Section 1 shall apply to multiple potential purchases of Corporation Financial Interests by AHI and its Affiliates in multiple transactions.

(c)

If the Manager elects to have a newly established Series acquire all or any portion of a Corporation Financial Interest in accordance with Section 1.2(b) above, the acquisition shall be subject to the following terms: (i) AHI or its Affiliates shall have the right (but not the obligation) to elect to participate in the newly established Series’s acquisition of the Purchase Interest with respect to not more than fifty percent (50%) of such Purchase Interest by providing notice of its election to do so specifying the portion of the applicable Corporation Financial Interest to be purchased (the “AHI Purchase Notice”) within five (5) business days of the date of the Acceptance Notice; (ii) AHI or its Affiliates shall either (A) contribute to such newly established Series, within three (3) business days of the date on which such newly established Series makes a capital call with respect thereto, by wire transfer of immediately available funds to the account specified by the Manager, the amount required to effect the purchase of such portion of the Purchase Interest specified in accordance with clause (i) above or (B) acquire that portion of the Purchase Interest specified in accordance with clause (i) above and promptly contribute it to such newly established Series; and (iii) following consummation of the acquisition of the portion of the Purchase Interest specified in accordance with clause (i) by the newly established Series or the contribution of such portion of the Purchase Interest by AHI or its Affiliates to such newly established Series, AHI or its designated Affiliates shall be issued Interests in such newly established Series of the LLC substantially on the terms described in Section 1.2(d) below. In the case of any capital contribution by AHI or its Affiliates made in accordance with this Section 1.2(c), such capital contribution shall be refunded in full to AHI if the acquisition of the applicable portion of the Purchase Interest is not completed within five (5) business days of the date on which AHI or its Affiliates provide such capital contribution.

(d)	The Interest in any newly established Series to be issued to AHI pursuant to Section 1.2(c) above shall be on terms not materially less favorable to AHI than the terms of the Series A Agreement, subject to the following additional terms:

(i)	the Profits Interest to be issued to WW may not exceed nine percent (9%) of Distributable Cash;

(ii)	Section 8(e) of the Series A Agreement will not be replicated in the Separate Series Agreement for such newly established Series;

(iii)	the AHI Preferred Return with respect to Interests in such newly established Series shall equal the amount actually contributed by AHI or its Affiliate to such newly established Series; and

(iv)	the provisions of Section 9 of the Series A Agreement shall be replicated in the Separate Series Agreement for such newly established Series, but such provisions shall be modified to include only the provisions of Section 9(a) and the deletion of the remaining provisions of that Section.

Upon completion of such purchase, AHI or its designated Affiliate and the newly established Series shall execute and deliver a new Separate Series Agreement for such newly established Series reflecting the Purchase Interest owned by such Series and AHI’s (or its Affiliate’s) interest in and capital contribution to such Series.

(e)	Any portion of the Purchase Interest not acquired by a newly established Series pursuant to Section 1.2(c) above shall be purchased by either WW or any of its Affiliates, for their own account, or a newly established Series in which neither AHI nor any of its Affiliates are Members or have any interest.

(f)	The remaining portion of the Corporation Financial Interest referenced in the Proposed Acquisition Notice that is neither acquired by a newly established Series pursuant to Section 1.2(c) above nor acquired pursuant to Section 1.2(e) above may be purchased by AHI, for its own account, or by any of AHI’s Affiliates, for the account of such Affiliate, and not directly or indirectly by or through the Company or any Series thereof.

ARTICLE 2

WW Acquisition and Investment Restrictions

Section 2.1.    Restrictions on WW Acquisition of Interests in the Portfolio Company. Except as otherwise provided in Section 1.2 and this Section 2, neither WW nor its Affiliates, as defined below, may acquire or otherwise invest in any Corporation Financial Interest, as defined above, whether voluntarily or involuntarily transferred, by operation of law or otherwise.

Section 2.2.    WW Acquisitions or Investments.

(a)	From and after the date of this Agreement, prior to any direct or indirect acquisition of any Corporation Financial Interest by WW or any of its Affiliates, WW shall give notice to AHI of the following information with respect to the proposed acquisition (the “WW Proposed Acquisition Notice”): (i) a description of all material terms of the proposed acquisition and the number of shares or other amount of interest proposed to be purchased (the “Covered Shares”); (ii) the terms and conditions of the Covered Shares (e.g., class of stock, other material terms thereof); (iii) the estimated purchase price of the Covered Shares; (iv) the identity of the seller or sellers of the Covered Shares; (v) in respect of any indebtedness or instrument of indebtedness of the Portfolio Company or any Financing, the material terms and conditions thereof and the material terms and conditions of the interest to be acquired therein; and (vi) any other terms and conditions that a reasonable purchaser would deem material in connection with a proposed acquisition of or investment in a Corporation Financial Interest.

(b)	AHI will have ten (10) business days after the date of the WW Proposed Acquisition Notice within which it may provide notice to WW (the “AHI/WW Acquisition Notice”) that it (or its Affiliate) elects to acquire a portion of the Corporation Financial Interest, which portion may not exceed fifty percent (50%) of the total value of the Corporation Financial Interest identified in the WW Proposed Acquisition Notice (the portion of the Corporation Financial Interest elected to be purchased by AHI or its Affiliate pursuant to the AHI/WW Acquisition Notice is hereinafter referred to as the “AHI Purchase Interest”). AHI may, by written notice to WW within such period of ten (10) business days, decline to participate in such proposed acquisition by WW or its Affiliates; provided, however, that, if AHI fails to deliver an AHI/WW Acquisition Notice to WW within such period of ten (10) business days, AHI will be deemed to have declined to participate in the proposed acquisition by WW or its Affiliates. WW and its Affiliates shall have six (6) months from the end of such period of ten (10) business days to consummate the acquisition referenced in the WW Proposed Acquisition Notice. Any Corporation Financial Interest referenced in the WW Proposed Acquisition Notice that is not acquired within such period of six (6) months shall continue to be subject to the restrictions in this Agreement. The provisions of this Section 2 shall apply to multiple potential purchases of Corporation Financial Interests by WW and its Affiliates in multiple transactions.

(c)

If AHI elects to acquire the AHI Purchase Interest in accordance with Section 2.2(b) above, the acquisition shall be subject to the following terms: (i) AHI or its Affiliates shall either (A) contribute to a newly established Series, within three (3) business days of the date on which such newly established Series makes a capital call with respect thereto, by wire transfer of immediately available funds to the account specified by the Manager, the amount required to effect the purchase of the AHI Purchase Interest or (B) acquire the AHI Purchase Interest and promptly contribute it to such newly established Series; and

(ii) following consummation of the acquisition of the AHI Purchase Interest by the newly established Series or the contribution of such AHI Purchase Interest by AHI to such newly established Series, AHI or its designated Affiliates shall be issued Interests in such newly established Series of the LLC, substantially on the terms described in Section 1.2(d) above. In the case of any capital contribution by AHI or its Affiliates made in accordance with this Section 2.2(c), such capital contribution shall be refunded in full to AHI if the acquisition of the AHI Purchase Interest is not completed within five (5) business days of the date on which AHI or its Affiliates provide such capital contribution.

(d)	That portion of the Corporation Financial Interest not purchased by AHI or its Affiliates pursuant to Section 2.2(c) above may be purchased by either WW or any of its Affiliates, for their own account, or a newly established Series in which neither AHI nor any of its Affiliates are Members or have any interest.

ARTICLE 3

Allocation of Costs

Section 3.1.    Acquisition of Corporation Financial Interests by WW. WW and Affiliates of WW shall be permitted to acquire Corporation Financial Interests only subject to the restrictions provided in Article 2 and this Article 3.

Section 3.2.    Allocation of Costs. WW and its Affiliates shall bear their own costs of acquiring Corporation Financial Interests and holding such Corporation Financial Interests for their own account or in any Series in which none of AHI or any of its Affiliates is a Member. If, however, WW or any of its Affiliates (other than Series A) acquires and holds a Corporation Financial Interest, or if any Series of which none of AHI or any of its Affiliates is a Member acquires and holds a Corporation Financial Interest, any costs and expenses WW incurs with respect to such investments in Corporation Financial Interests generally (including without limitation, any costs incurred for legal, accounting or other advisory services) that pertain to or benefit the Corporation Financial Interests generally shall be allocated among each Series, WW and its Affiliates in proportion to the total value of Corporation Financial Interests held by such Series, WW and its Affiliates. Any costs and expenses with respect to Corporation Financial Interests that can be specifically allocated to services for a specific Series of the LLC, WW or its Affiliates shall be allocated to and borne by the series or entity for which such services were performed. Costs and expenses specific to separate entities holding such a Corporation Financial Interests shall be borne solely by the entity acquiring and holding such Corporation Financial Interests.

Section 3.3.    Nondiscrimination Among Owners of Shares. WW covenants and agrees to use all commercially reasonable efforts to deal with the a Corporation Financial Interests that it or its Affiliates hold outside the LLC or any Series in a manner that does not discriminate against or otherwise disadvantage the Corporation Financial Interests held by the LLC or any Series, as compared to other a Corporation Financial Interests held by WW or its Affiliates. WW further covenants and agrees to use all commercially reasonable efforts to deal with the Corporation Financial Interests held within Series A or any other Series in which AHI is a Member in a manner that does not discriminate against or otherwise disadvantage such Corporation Financial Interests, as compared to Corporation Financial Interests held by any Series of the LLC in which AHI is not a Member.

ARTICLE 4

Miscellaneous

Section 4.1.    Successors and Assigns. This Agreement shall be binding upon the Parties and their heirs, executors, administrators, personal representatives, successors, assigns, and any other transferee.

Section 4.2.    Remedies. The Parties understand and agree that irreparable injury would be caused to the other Parties by failure to comply with the terms of this Agreement; that in the event of any actual or threatened default in or breach of any of the provisions in this Agreement the Party or Parties who are aggrieved thereby shall have the right to specific performance and/or an injunction, as well as monetary damages and any other appropriate relief in law or in equity which may be granted by any court in the United States of America; and that all such rights and remedies shall be cumulative and exclusive.

Section 4.3.    Waiver. A Party’s failure to insist on compliance or enforcement of any provision of this Agreement shall not affect the validity or enforceability, or constitute a waiver of future enforcement, of that provision or of any other provision of this Agreement by that Party or any other party.

Section 4.4.    Governing Law. This Agreement shall in all respects be subject to, and governed by, the laws of the State of Delaware, without reference to its principles of conflict of laws.

Section 4.5.    Severability. The invalidity or unenforceability of any provision in the Agreement shall not in any way affect the validity or enforceability of any other provision and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had never been in the Agreement.

Section 4.6.    Entire Agreement. The parties hereto expressly acknowledge that this Agreement, the LLC Agreement, the Series A Agreement, and a Stock Purchase Agreement between AHI and the LLC, dated as of even date herewith constitute the sole agreements between the Parties with respect to the subject matter hereof and that all other agreements or understandings, oral or written, of any nature with respect to such matters are hereby superseded and revoked. In the event of any inconsistency between the LLC Agreement, the Series A Agreement, or any other Separate Series Agreement of the LLC in which AHI or any of its Affiliates has an interest, and this Agreement, this Agreement shall control.

Section 4.7.    Amendment. This Agreement may be amended only by the written consent of each Party.

Section 4.8.    Termination. This Agreement shall terminate upon the occurrence of one or more of the following events, or as otherwise provided by law:

(a)	dissolution, bankruptcy, or receivership of the LLC;

(b)	the LLC ceases to conduct any business operations; and

(c)	the termination of the Series A Agreement and each other Separate Series Agreement in which AHI or its Affiliates have an interest and the liquidation of the Series A Interests and any interests that AHI or its Affiliates have in any other Series of the LLC.

Section 4.9.    Counterparts. This Agreement may be executed and delivered in any number of counterparts, all of which when executed and delivered shall have the force and effect of an original.

Section 4.10.    Notices. All notices, requests, demands, claims and other communications (a “Notice”) hereunder shall be in writing, addressed to the intended recipient as set forth below:

If to AHI:	AMEROP Holdings, Inc.
1800 Broadway, Suite 100
Boulder, CO 80302

with a copy (not constituting
Notice) to:	Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005
Attn: Christopher J. Ulery, Esq.
Phone: (202) 371-7327
E-Mail: chris.ulery@skadden.com

If to WW or the LLC:	White Winston Select Asset Funds, LLC
c/o Mr. Todd Enright
265 Franklin Street, Suite 1702
Boston, MA 02210-4793
Phone: (850) 570-4793
E-mail: tenright@whitewinston.com

with a copy (not constituting
Notice) to:	Gravel & Shea PC
76 St. Paul Street
P.O. Box 369
Burlington, VT 05402-0369
Attn: Peter S. Erly, Esq.
Phone: (802) 658-0220
E-Mail: perly@gravelshea.com

or to such other person, address or number as the party entitled to such Notice shall have specified by notice to the other party given in accordance with the provisions of this Section 3.10. Any such Notice shall be deemed duly given on the earliest of: (i) when delivered personally to the recipient; (ii) one (1) business day after being sent to the recipient by reputable overnight courier services (charges prepaid); (iii) the date sent to the recipient by facsimile transmission or electronic mail; or (iv) four (4) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.

Section 4.11.     “Days” Defined. Any reference in this Agreement to “days” means all calendar days, exclusive of Saturdays, Sundays, and days which are legal holidays under the laws of the United States or the State of Delaware. Any reference in this Agreement to “business days” shall refer to days during which banking institutions in the State of Delaware are generally open for business other than on weekends.

Section 4.12.    References to Gender and Number Terms. In construing this Agreement, feminine or neuter pronouns shall be substituted for those masculine in form and vice versa, and plural terms shall be substituted for singular and singular for plural, in any place in which the context so requires.

Section 4.13.    Headings. The Article and Section headings in this Agreement are inserted for convenience only and are not part of the Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties, as evidenced by the signatures of their Duly Authorized Agents, do hereby execute this Investor Rights Agreement this 22nd day of June, 2018.

IN PRESENCE OF: WHITE WINSTON SELECT ASSET FUND
SERIES FUND MP-18, LLC

/s/ Benjamin M. Hron	By:	/s/ Todd M. Enright
Witness		Todd M. Enright, Manager

WHITE WINSTON SELECT ASSET FUNDS, LLC

/s/ Benjamin M. Hron	By:	/s/ Todd M. Enright
Witness		Todd M. Enright, Manager

AMEROP HOLDINGS, INC.

/s/ Caleb S. Sevian	By:	/s/ Leonard P. Wessell III
Witness		Duly Authorized Agent